HORIZON THREAD (PTY) LTD

2 Solomon Street, Summerstrand

Port Elizabeth Eastern Cape 6001

South Africa

March 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Horizon Thread (PTY) Ltd

Request for Withdrawal of Registration Statement on Form F-1 (File No. 333-291005)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Horizon Thread (PTY) Ltd, a proprietary limited company incorporated under the laws of South Africa (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form F-1 (File No. 333-291005), initially filed with the Commission on October 22, 2025, as thereafter amended on February 9, 2026 (together with all exhibits thereto, the “Registration Statement”).

The Company has determined not to proceed with its public offering at this time and believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company hereby confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned, Yuting Bai (roxanabai1231@gmail.com).

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information, please contact the undersigned, Yuting Bai (+27 6395 00058).

Very truly yours,

HORIZON THREAD (PTY) LTD

By: /s/ Yuting Bai

Yuting Bai

Director & CEO